CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 April 11, 2012


VIA EDGAR CORRESPONDENCE
Sally Samuel
Senior Counsel, Office of Insurance Products
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


   Re:               First Trust Variable Insurance Trust
                       (File Nos. 333-178767, 811-22652)

Dear Ms. Samuel:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Variable Insurance Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") on December 27, 2011. The registration statement filed on December 27, 2011 is regarding the First Trust/Dow Jones Dividend & Income Allocation Portfolio (the "Fund"). Your comments regarding these Funds were communicated to us via mail on February 17, 2012. This letter serves to respond to your comments and accompanies Post-Effective Amendment No. 1 to the Trust's registration statement, filed on April 11, 2012 (the "Amendment"). It is our intent to respond to the comments to the extent possible at this time. We intend to file a subsequent amendment that includes seed financial statements and final agreements. Our goal is to submit an acceleration request with the next amendment that seeks effectiveness prior to the end of April, 2012.

      COMMENT 1        Registration Statement Cover Page

      Please add the caption "Title of Securities Being Registered" and the name of such securities.

      RESPONSE TO COMMENT 1

      The cover of the registration statement has been revised in accordance with this comment.

      COMMENT 2        Cover-Prospectus

      Please provide all missing information on the cover and elsewhere in a pre-effective amendment.

      RESPONSE TO COMMENT 2

      The cover and elsewhere have been revised to include missing information.

      COMMENT 3 Fees and Expenses

      Since this is a new fund, please disclose that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6 to Item 3.

      RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

      COMMENT 4        Example

      Since this is a new fund, complete only the 1- and 3-year portions of the Example. See Instruction 6 to Item 3.

      RESPONSE TO COMMENT 4

      The prospectus has been revised in accordance with this comment.

      COMMENT 5        Principle Investment Strategies

      Please move the last sentence of this section regarding temporary defensive strategies to the Item 9 discussion.

      RESPONSE TO COMMENT 5

      The prospectus has been revised in accordance with this comment.

      COMMENT 6        Management

      Please add the length of service for each portfolio manager identified. See Item 5(b).

      RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment. Please see the "Management of the Fund" section of the prospectus.

      COMMENT 7        Tax Information

      Please explain why this disclosure is appropriate for a fund that is an investment vehicle for variable contracts. Please also refer investors to their variable contract prospectus for more information.

      RESPONSE TO COMMENT 7

      The prospectus has been revised to read: "Because Shares of the Fund are purchased through Contracts, the Fund's distributions (which will consist of ordinary income and capital gains) will be exempt from current taxation if left to accumulate within the Contract. Please refer to your Account's prospectus for more information."

      COMMENT 8        Investment Limitations

      (a) Please identify the investment limitations/policies which cannot be changed without contract owner approval in this section, rather than cross-referencing to the discussion in the SAI. Please also disclose whether the fund may engage in active and frequent trading of portfolio securities in order to achieve its investment strategies. If so, disclose the consequences. See Item 9, Instruction 7.

      RESPONSE TO COMMENT 8(A)

      The prospectus has been revised to include the following list of investment limitations: "restrictions on the issuance of senior securities, borrowing money for other than temporary or other permissible purposes, underwriting securities of other issuers, transacting in real estate interests, making loans, transacting in physical commodities, and mortgaging Fund assets." The prospectus has otherwise been revised in accordance with this comment.

      (b) Please remove the discussion of "Cash Equivalents and Short-term Investments" here since you state that investments in these instruments are not a principal strategy.

      RESPONSE TO COMMENT 8(B)

      The prospectus has been revised to differentiate between "types of investments" that are principal and those that are additional and non-principal.

      COMMENT 9        Redemption of Fund Shares

      Please specify in the second bullet dealing with when the right of redemption may be suspended that the determination of when trading is restricted or when an emergency [exists] shall be as determined by the Securities and Exchange Commission.

      RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

      COMMENT 10       Financial Information

      Please add disclosure as to why no financial information is being provided (e.g. new fund).

      RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

      COMMENT 11       Back Cover

      Please provide a direct link to where the fund information may be found on the website; the current link is to a home page, with no direct link to the fund information. Please show the SEC file number in a smaller font than used in the rest of the prospectus.

      RESPONSE TO COMMENT 11

      The direct link to Fund-specific information is not yet active, but will be included in a future Amendment when the website becomes active. The prospectus has otherwise been revised in accordance with this comment.

      Statement of Additional Information

         COMMENT 12       Cover

      Please add the ticker symbol on the cover. Please also add the statement as to "whether and from where information is incorporated by reference into the prospectus" as permitted General Instruction D.

      RESPONSE TO COMMENT 12

      The Fund will not have a ticker symbol as it will not be listed on a securities exchange; the prospectus has been revised accordingly. The prospectus has otherwise been revised in accordance with this comment.

      COMMENT 13       Control Persons and Principal Holders of Securities

      Please add in the discussion regarding voting rights of policy owners, that the Participating Insurance Companies will also vote shares owned in their own names proportionally. Also, add that as a result of proportional voting, the vote of a small number of policy owners can determine the outcome. Please make these changes in the "Voting Rights and General Fund Information" section also.

      RESPONSE TO COMMENT 13

      The prospectus has been revised in accordance with this comment.

      COMMENT 14       Policies and Procedures for Disclosure of Portfolio
                       Holdings

      Please make sure that all persons and entities who receive portfolio holding information in advance of public disclosure pursuant to an ongoing arrangement are identified by name. In particular, delete qualifying language such as "including."

      RESPONSE TO COMMENT 14

      The prospectus has been revised in accordance with this comment.

      COMMENT 15       Exhibits

      The actual agreements rather than the "form of" should be filed. See Rule 483 of the Securities Act of 1933.

      RESPONSE TO COMMENT 15

      All agreements currently available in final form have been included in the Amendment. Any remaining agreements will be filed in a future Amendment once they become finalized.

      COMMENT 16       Part C-Power of Attorney

      All Powers of Attorney to be filed by amendment should specifically reference the filing and be filed as an exhibit in accordance with Rule 483 of the Securities Act of 1933.

      RESPONSE TO COMMENT 16

      The applicable Powers of Attorney have been included in the Amendment.

      COMMENT 17       Part C-Indemnification Undertaking

      Include the indemnification undertaking required by Rule 484 of the Securities Act of 1933.

      RESPONSE TO COMMENT 17

      The indemnification undertaking has been included in the Amendment.

      COMMENT 18       Financial Statements, Exhibits, and Other Information

      Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

      RESPONSE TO COMMENT 18

      The financial statements, remaining exhibits, and other required disclosure will be included in a future amendment.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        ------------------------
                                                         Morrison C. Warren